The New York Stock Exchange hereby notifies the SEC
 of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on November 30, 2009, pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2 (a) (4) That all rights pertaining to the entire class of this security were extinguished on November 18, 2009.

Pursuant to the terms of the Rights of Jarden Corporation, the Rights expired and became null and void on November 18, 2009.

The Exchange also notifies the Securities and Exchange
Commission that as a result of the above indicated conditions this security was suspended from trading on November 19, 2009.